EXHIBIT 99.3

FOR IMMEDIATE RELEASE	CONTACT:	Nolan Lehmann
(713) 529-0900

EQUUS II INCORPORATED ANNOUNCES

THIRD QUARTER NET ASSET VALUE

HOUSTON, TX—November 13, 2003—Equus II Incorporated (NYSE: EQS) reports net assets as of September 30, 2003, of $77.8 million, equivalent to $12.48 ($12.28 diluted) per share. Comparative data is summarized below:

	9/30/03	6/30/03	12/31/02	9/30/02
Net assets	$77,799,651	$76,951,198	$76,976,095	$74,435,945
Shares outstanding	6,233,021	6,233,021	6,233,021	6,233,021
Net assets per share	$12.48	$12.35	$12.35	$11.94
Net assets per share—diluted*	$12.28	$12.28	$12.35	$11.94
Market price per share	$8.60	$7.96	$6.64	$6.44

The stock price of EQS increased by 8.0% during the third quarter, 29.5% for the year-to-date, and 33.5% over the last twelve months, which has resulted in a narrowing of the discount from net asset value.

Net assets increased in the aggregate during the quarter by approximately $848,000, due primarily to increases in value of the Fund’s investments in Champion Window and our two public company holdings, NCI Building Systems, Inc. (NYSE:NCS) and ENGlobal Corporation (AMEX:ENG). These increases were partially offset by decreases in the fair value of Container Acquisition, Inc. and Equicom, Inc., among others. Over the last twelve months, net assets have increased by approximately $3.4 million, or 4.5%.

As previously announced, the Fund has entered into an agreement to sell its investment in Strategic Holdings, Inc., the glass recycling company. The agreement is subject to the buyer obtaining satisfactory financing. If consummated, proceeds from such sale to Equus would enable the Fund to pay in full its outstanding line of credit. Pending the completion of such sale, management continues to work on extending or refinancing the current credit facility, as further disclosed in the Fund’s annual and quarterly reports.

Also, the Fund has previously announced that its board of directors has declared a dividend equal to its projected net taxable investment income for 2003, estimated to be approximately $.72 per share. Over 75% of this dividend should qualify for the lower rate on dividend income set forth in the 2003 Tax Act. The dividend is expected to be paid on or before January 16, 2004 to shareholders of record as of November 30, 2003.

Sam P. Douglass, Chairman and CEO commented, “We are pleased that the Fund was able to announce its first dividend since 2000, due to the performance of our portfolio companies. We are also pleased with the continued success of the Fund’s investments in the residential window market, and are enthused about the possibility of a sale of our second largest portfolio investment. However, increases in the value of the residential window investments, coupled with a sale of Strategic, would result in a greater concentration of our portfolio in the building products industry. We will explore new investment opportunities with the excess proceeds from the sale, to attempt to provide more diversification for the Fund’s portfolio.”

Equus II is a business development company and seeks to generate current distributions and long-term capital gains by making equity investments in small to medium-sized privately owned companies. The current portfolio consists of investments in 18 businesses in various industries and two venture capital funds. Information on Equus II Incorporated and its investment adviser may be obtained on the Internet at www.equuscap.com.

* Diluted net asset value is computed using the treasury stock method for outstanding stock options.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This press release contains statements relating to future results of the Company (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those which are more fully set forth in the Fund’s Form 10-K for the year ended December 31, 2002.

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